UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

scPharmaceuticals Inc.

(Name of Subject Company (Issuer))

Seacoast Merger Sub, Inc.

(Offeror)

A direct wholly owned subsidiary of

MannKind Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648105

(CUSIP Number of Class of Securities)

Michael E. Castagna

Chief Executive Officer

MannKind Corporation

1 Casper Street

Danbury, Connecticut 06810

(818) 661-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara Borden

Rowook Park

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

(858) 550-6000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) amends and supplements the Tender Offer Statement originally filed on September 8, 2025 by MannKind Corporation, a Delaware corporation (“Parent”), and Seacoast Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”). This Amendment No. 1 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of scPharmaceuticals Inc., a Delaware corporation (the “Company”), at a price of (i) $5.35 per Company Share, in cash (the “Cash Amount”), without interest, subject to any applicable withholding taxes, plus (ii) one non-tradable contingent value right (each, a “CVR”) per Company Share, representing the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement, to be entered into with a rights agent mutually agreeable to Parent and the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2025 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and in the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and which, together with the Offer to Purchase and the Letter of Transmittal, constitutes the “Offer”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in “Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by deleting the second and third paragraphs under the section entitled “— Antitrust Compliance” on page 70 in their entirety and replacing them in their entirety with the following paragraph:

“Pursuant to the Merger Agreement, on September 3, 2025, each of Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. On September 19, 2025, effective as of 2:00 p.m., Eastern time, the FTC granted a request for the early termination of the waiting period under the HSR Act. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act will have expired or been terminated and any approvals or clearances required thereunder will have been obtained, has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. See “Section 15—Conditions to the Offer” for the remaining conditions to the Offer, including conditions with respect to certain governmental actions and “Section 11—The Transaction Documents — The Merger Agreement — Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.”

The information set forth in “Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby further amended by adding the following paragraph at the end of the section:

“Legal Proceedings

On September 16 and September 17, 2025, purported stockholders of the Company filed complaints captioned Paul Smith v. scPharmaceuticals Inc. et al., Case No. 655519/2025, and Michael Kent v. scPharmaceuticals Inc. et al., Case No. 655556/2025, in the Supreme Court of the State of New York,

asserting claims for negligent misrepresentation and concealment against the Company and the Company Board based on allegedly false and misleading statements in the Schedule 14D-9. In addition, the Company received thirteen demand letters from purported stockholders relating to alleged disclosure deficiencies in the Schedule 14D-9 and a demand letter from one purported stockholder requesting books and records under Section 220 of the Delaware General Corporation Law. The Company believes the claims asserted in the complaints and demand letters are without merit.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2025

Seacoast Merger Sub, Inc.

By:	/s/ David Thomson
Name: David Thomson
Title: Secretary

MannKind Corporation

By:	/s/ Michael E. Castagna
Name: Michael E. Castagna
Title: Chief Executive Officer